SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

AUGUST 26, 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

48 Ben Zion Galis Street,
Petach Tikva
Israel, 49277
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 and incorporated herein is a copy of the Registrant’s Notice of Meeting and Proxy Statement, dated August 26, 2008, in connection with an Extraordinary General Meeting of shareholders of the Registrant to be held on September 28, 2008, which are being mailed to the Registrant’s shareholders:

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

Dated: August 26, 2008